April 28, 2010

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Long:

The purpose of this letter is to respond to your letter dated March 30, 2010, regarding the staff’s review of Federated’s Form 10-K for the fiscal year ended December 31, 2009. Our responses below are keyed to the comments outlined in your letter.

1.	Item 9A – Controls and Procedures, page 16 Your assessment of your disclosure controls and procedures is characterized in terms of “the effectiveness of the design and operation” of your disclosure controls and procedures. In addition, the conclusion provided is not given as of December 31, 2009, the end of the period covered by the annual report on Form 10-K. Please tell us whether your disclosure controls and procedures (as defined in rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) were effective as of December 31, 2009 and, in future filings, please prepare your disclosure to provide the information required by Item 307 of Regulation S-K.

Based upon the evaluation of the effectiveness of Federated’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009, the President and Chief Executive Officer and the Chief Financial Officer concluded that Federated’s disclosure controls and procedures were effective at December 31, 2009.

In Federated’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, we have disclosed (and in future filings, we will disclose when appropriate) the following:

Federated carried out an evaluation, under the supervision and with the participation of management, including Federated’s President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of Federated’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2010. Based upon that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that Federated’s disclosure controls and procedures were effective at March 31, 2010.

Ms. Pamela A. Long

April 28, 2010

2.	Item 15 – Exhibits, Financial Statement Schedules, page 18 We note that you do not appear to have publicly filed all of the schedules and exhibits to your credit agreement listed as Exhibit 10.59 and all of the exhibits to your term loan facility listed as Exhibit 10.64. Please file the complete versions of these agreements, including all of their schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Federated filed as exhibits to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 all previously omitted exhibits and schedules to the credit and term loan agreements. We also provided specific reference in this 10-Q to the prior periodic reports that included the original credit and term loan agreements as exhibits.

3.	Exhibit 13.01 Management’s Discussion and Analysis – Management’s Assessment of Internal Control Over Financial Reporting, page 41 We note your statement that your management concluded that your system of internal control over financial reporting is properly designed and operating effectively to achieve the criteria of the “Internal Control – Integrated Framework.” It does not appear that your management has concluded that the company’s internal controls over financial reporting are effective, as of December 31, 2009. Please tell us what management’s conclusion was regarding the effectiveness of your internal controls over financial reporting as of December 31, 2009 and, in future filings, please prepare your disclosure to provide the information required by Item 308(a)(3) of Regulation S-K.

Management assessed the effectiveness of Federated’s internal control over financial reporting as of December 31, 2009, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2009, its system of internal control over financial reporting was properly designed and operating effectively. In future filings we will prepare our disclosure to provide the information required by Item 308(a)(3) of Regulation S-K.

*    *    *

Ms. Pamela A. Long

April 28, 2010

We acknowledge that the adequacy and accuracy of disclosures in Federated’s corporate filings are the responsibility of Federated Investors, Inc. We also acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully this information provides you with sufficient details in response to your comments. We would be happy to discuss any additional comments or questions you may have regarding Federated’s filings. Please direct any follow-up questions to Stacey Friday at 412-288-1244 or Denis McAuley at 412-288-7712.

Sincerely,

/s/ Thomas R. Donahue
Thomas R. Donahue
Chief Financial Officer

Cc:	Dorine H. Miller

Financial Analyst

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dietrich King

Attorney

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549